Page 1 of 27

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                                FORM 11-K

             (Mark One)

             (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended                  December 31, 1999
                               --------------------------------------------

                                          OR

             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                     to
                               -------------------    ---------------------

Commission File Number                             1-3437-2
                       ----------------------------------------------------

A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  SAVINGS PLAN FOR EMPLOYEES OF AMERICAN WATER WORKS COMPANY, INC. AND ITS DESIGNATED SUBSIDIARIES

B: Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:

                  AMERICAN WATER WORKS COMPANY, INC.
                  1025 LAUREL OAK ROAD
                  VOORHEES, NEW JERSEY    08043





                                                                  Form 11-K
                                                                     Page 2
                                    INDEX



Signature                                                           3

Report of Independent Accountants                                   6 to 7

Audited Plan Financial Statements and Schedules
  Prepared in Accordance With The Financial Reporting
  Requirements of ERISA                                             8 to 26

Exhibit Index                                                            27





























                                                                  Form 11-K
                                                                    Page 3

SIGNATURE
----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    SAVINGS PLAN FOR EMPLOYEES OF
                                    AMERICAN WATER WORKS COMPANY, INC.
                                    AND ITS DESIGNATED SUBSIDIARIES






Date June 27, 2000                   \s\ Robert D. Sievers
------------------                   --------------------------------------
                                     Robert D. Sievers
                                     Member, Retirement Plan Committee




















                                                                  Form 11-K
                                                                     Page 4


                         SAVINGS PLAN FOR EMPLOYEES OF

                      AMERICAN WATER WORKS COMPANY, INC.

                       AND ITS DESIGNATED SUBSIDIARIES

                             Financial Statements
                                     and
                           Supplementary Information

                               December 31, 1999




























                                                                  Form 11-K
                                                                     Page 5

                          SAVINGS PLAN FOR EMPLOYEES OF

                        AMERICAN WATER WORKS COMPANY, INC.

                         AND ITS DESIGNATED SUBSIDIARIES


                                 Table of Contents

FINANCIAL STATEMENTS:                                                  PAGE

  Report of Independent Accountants                                    6-7

  Statement of Net Assets Available for Benefits as
    of December 31, 1999 and 1998                                        8

  Statement of Changes in Net Assets Available for
    Benefits for the Years Ended December 31, 1999 and 1998            9-10

  Notes to Financial Statements                                       11-24

  Supplementary Information:*

  Schedule I- Schedule of Assets Held for Investment
    Purposes as of December 31, 1999                                     25

  Schedule II - Schedule of Reportable Transactions for
    the Year Ended December 31, 1999                                     26

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.









                                                                  Form 11-K
                                                                     Page 6


                        REPORT OF INDEPENDENT ACCOUNTANTS


     To the Participants and Administrator
     of the Savings Plan for Employees of
     American Water Works Company, Inc.
     and Its Designated Subsidiaries


    In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for Employees of American Water Works Company, Inc. and Its Designated Subsidiaries (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



                                                                  Form 11-K
                                                                     Page 7

These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICEWATERHOUSECOOPERS LLP
Philadelphia, Pennsylvania
June 23, 2000































                                                                  Form 11-K
                                                                     Page 8
                  SAVINGS PLAN FOR EMPLOYEES OF

                AMERICAN WATER WORKS COMPANY, INC.

                 AND ITS DESIGNATED SUBSIDIARIES

           Statement of Net Assets Available for Benefits

                                           December 31,
                                  -----------------------------
                                      1999             1998
                                  ------------     ------------
ASSETS

Investments (see Note 3)          $ 79,662,818     $ 76,821,030


Employer's contribution
   receivable                          263,809          258,972
Participants' contributions
   receivable                          896,367          869,798
Cash and cash equivalents               20,716           82,336
                                  ------------     ------------
Net assets available for          $ 80,843,710     $ 78,032,136
   benefits                       ============     ============







The accompanying notes are an integral part of these financial statements.


                                                                   Form 11-K
                                                                      Page 9


                  SAVINGS PLAN FOR EMPLOYEES OF

               AMERICAN WATER WORKS COMPANY, INC.

               AND ITS DESIGNATED SUBSIDIARIES

    Statement of Changes in Net Assets Available for Benefits

                        For the Year Ended December 31
-----------------------------------------------------------------------------

                                     1999                            1998
                                  ------------                   ------------
Additions to net assets
 attributed to:
   Investment income
    Interest and dividends        $  1,903,851                   $  1,807,563
    Net appreciation
    (depreciation)in fair
      value of investments
       (see Note 3)                 (7,309,289)                    11,807,821
                                  ------------                   ------------
                                    (5,405,438)                    13,615,384
                                  ------------                   ------------
  Contributions
   Employer                          2,787,442                      2,706,087
   Participants                      9,371,670                      9,034,218
   Rollovers from other
     qualified plans                    89,461                        371,016
                                  ------------                   ------------
                                    12,248,573                     12,111,321
                                  ------------                   ------------
Total additions                      6,843,135                     25,726,705
                                  ------------                   ------------




                                                                  Form 11-K
                                                                    Page 10


                                      1999                           1998
                                  ------------                   ------------

Deductions from net
 assets attributed to:
  Participants' benefits             4,028,260                      2,203,037
  Administrative expenses                3,301                          5,314
                                  ------------                   ------------
Total deductions                     4,031,561                      2,208,351
                                  ------------                   ------------

Net increase                         2,811,574                     23,518,354
Net assets at beginning
  of year                           78,032,136                     54,513,782
                                  ------------                   ------------
Net assets at end of year         $ 80,843,710                   $ 78,032,136
                                  ============                   ============






The accompanying notes are an integral part of these financial statements.














                                                                  Form 11-K
                                                                    Page 11

                         SAVINGS PLAN FOR EMPLOYEES OF

                       AMERICAN WATER WORKS COMPANY, INC.

                        AND ITS DESIGNATED SUBSIDIARIES

                         Notes to Financial Statements


NOTE 1 - DESCRIPTION OF PLAN
----------------------------

   The following description of the Savings Plan for Employees of American Water Works Company, Inc. and Its Designated Subsidiaries (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
-------

   The Plan is a defined contribution 401(k) savings plan covering most employees of American Water Works Company, Inc. and its designated subsidiary companies (the "Company") (except those hired on a temporary basis) who have completed six months of service and are age eighteen or older. Effective January 1, 2000, eligible participants who are not included in a bargaining unit may enroll as soon as administratively possible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
-------------

   During 1999 and 1998, participants could contribute up to 10% of their annual compensation up to $160,000. Effective January 1, 2000, the maximum percentage contribution allowed was increased to 15%. The Company matches 50% of the first 4% of participant contributions. All Company matching contributions are invested in American Water Works Company, Inc. common stock.


                                                                  Form 11-K
                                                                    Page 12

Participant Accounts
--------------------

    With the exception of the Company's contributions to the Plan, each participant may elect to have their contributions invested in any combination of seven investment options offered by the Plan in multiples of 1% up to a maximum of 10%. Effective January 1, 2000, the Plan provides for a diversification option that will permit participants at age 50 to move assets attributable to Company matching contributions to any of the Plan's investment options. Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions and Plan earnings. Allocations are based on participant contributions or account balances, as defined in the Plan. Benefits to which a participant is entitled are the benefits that can be provided from the participant's vested account.

Vesting
-------

   Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting of Company contributions plus actual earnings thereon is based on years of continuous service. A participant is fully vested in Company contributions and earnings thereon after five years of credited service. Prior to five years of service a participant shall have no vested balance in such Company contributions and earnings thereon, except in the case of a participant's death, total disability, or attainment of age 65, at which point a participant becomes fully vested. Effective January 1, 2000, the Plan allows for immediate 100% vesting of the account balances of all participants who are not included in a bargaining unit.

   If a terminated participant does not receive a distribution upon termination, that portion of a terminated participant's account balance which has not achieved full vesting will represent a forfeiture on the terminee's account. Plan policy allows for terminated participants to return to employment with the Company within five years of their termination date without forfeiture of their nonvested account balance. Forfeitures are used to reduce future Company contributions to the Plan.



                                                                  Form 11-K
                                                                    Page 13

Investment Options
-------------------

    Effective October 1999, when the Plan changed its trustee, participants may direct their contributions among any of the following seven investment options:

1. Index Fund - Merrill Lynch Equity Index Trust, seeks to provide investment results that replicate the total return of the Standard and Poor's 500 Composite Stock Price Index (S&P 500).

2. International Index Fund - Merrill Lynch International Index Fund, seeks to provide investment results that replicate the total return of the Morgan Stanley Capital International EAFE (GDP)weighted index (the"EAFE Index").

3. Stable Value Fund - Merrill Lynch Retirement Preservation Trust, seeks to provide preservation of capital, liquidity and current income through investment in insurance and bank investment contracts. The Fund also invests in short-term money market instruments.

4. Emerging Growth Fund - Van Kampen Emerging Growth Fund, offers long-term capital appreciation potential by investing at least 65% of its total assets in equity securities issued by small and medium-sized companies.

5. Small Capitalization Fund - Franklin Small Cap Growth Fund-Class A, invests in equity securities of companies which have market capitalizations of less than $1.5 billion at the time of investment.

6. Bond Fund - PIMCO Total Return Fund, invests primarily in an intermediate-term portfolio of investment-grade debt securities.

7. Company Stock Fund - American Water Works Company, Inc. Stock, funds are invested in common stock of American Water Works Company, Inc.






                                                                  Form 11-K
                                                                    Page 14

   During 1998 and through October 1999, participants could direct their contributions among any of the following five investment options:

1. Index Fund - Vanguard Institutional Index Fund, invests primarily in common stocks.

2. Index Bond Fund - Vanguard Bond Index Fund, invests in high grade corporate and/or government bonds of varying maturities.

3. Fixed Income Fund - American Express Trust Income Fund III, invests in a diversified pool of insurance and bank investment contracts. The Fund also invests in short-term investments.

4. Small Capitalization Fund - Vanguard Index Trust Small Capitalization Stock Fund, invests primarily in common stocks of small domestic companies.

5. Company Stock Fund - American Water Works Company, Inc. Stock, funds are invested in common stock of American Water Works Company, Inc.


Payment of Benefits
-------------------

   Participants may, upon attaining 591/2 years of age, elect to withdraw all or a portion of the value of their account. Upon termination of service for any reason, participants may elect to withdraw the value of their account, roll that account value over into a qualified plan or individual retirement account, or defer this distribution until age 65. In all cases, unless earlier withdrawn, participants will receive the balance in their account upon the earlier of attaining age 65 if not then working for the Company, retirement after reaching age 65, death or total disability. Participants hired before July 1, 1999 may elect to receive a lump sum amount equal to the value of their account, an annuity, or a combination of both. Participants hired (or employed via a future acquisition), on or after July 1, 1999 may only receive a lump sum distribution.

   Effective January 1, 2000, the Plan permits withdrawals on after-tax and rollover contributions at any time without restrictions.

                                                                  Form 11-K
                                                                    Page 15
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Basis and Presentation
----------------------

    The Plan's financial statements are presented on the accrual basis of accounting.

Use of Estimates
----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties
-----------------------

   The Plan provides for investment options in mutual funds, collective income funds, and Company common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in these risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Valuation of Investments
------------------------

   Plan investments are stated at fair value. The Company stock is valued at its quoted market price on the valuation date. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Collective income funds are valued by the fund sponsor based on quoted market prices of the underlying investments.


                                                                  Form 11-K
                                                                    Page 16

   Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions
-------------

   Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the same period.

Payment of Benefits
-------------------

   Participants' benefits are recognized in the Plan financial statements when paid.

Reclassification
----------------

    Certain reclassifications have been made to conform previously reported data to the current presentation.











                                                                  Form 11-K
                                                                    Page 17
NOTE 3 - INVESTMENTS
--------------------

   The Plan's investments were held in trust by Merrill Lynch at December 31, 1999 and by Investors Bank & Trust Company at December 31, 1998. The following tables present the Plan's investments at December 31, 1999 and 1998.

                                                    December 31, 1999
                                               ---------------------------
                                               Shares/Units      Value
                                               ------------   ------------
Investments at current value based on
 quoted market price

  Registered investment companies:
      PIMCO Total Return Fund                       531,021    $ 5,257,104*
      Franklin Small Cap Growth Fund-Class A         92,122      4,065,318*
      Van Kampen Emerging Growth Fund                 1,603        140,039
      Merrill Lynch International Index Fund            907         13,725

  Collective income funds:
      Merrill Lynch Equity Index Trust              357,435     36,172,426*
      Merrill Lynch Retirement Preservation Trust 4,231,996      4,231,996*
      American Express Trust Income Fund III**    2,316,361      2,316,361

  Common stock:
      American Water Works Company, Inc.
       (Nonparticipant-directed)                  1,214,053     25,798,617*

    Participants' loans receivable                               1,667,232
                                                               -----------
    Total investments                                          $79,662,818
                                                               ===========
   *Represent investments that are greater than 5% of Plan net assets
  **See related discussion in Note 10.




                                                                 Form 11-K
                                                                   Page 18

                                                  December 31, 1998
                                             -----------------------------
                                              Shares/Units        Value
                                             -------------    ------------

Investments at current value based on
 quoted market price

 Registered investment companies:
  Vanguard Index Trust Small Capitalization
   Stock Fund                                       93,817     $ 1,988,921
  Vanguard Bond Index Fund                         457,948       4,703,127*
  Vanguard Institutional Index Fund                244,506      27,592,449*

 Collective income fund:
  American Express Trust Income Fund III           414,586       5,664,071*

 Common Stock:
  American Water Works Company, Inc.
   (Nonparticipant-directed)                     1,048,631      35,391,308*

 Participants' loans receivable                                  1,481,154
                                                               -----------
 Total investments                                             $76,821,030
                                                               ===========



   *Represent investments that are greater than 5% of Plan net assets







                                                                  Form 11-K
                                                                    Page 19

   During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the years) appreciated(depreciated) in value by $(7,309,829) and $11,807,821 as follows:


                                     Year Ended December 31,
                                  ----------------------------
                                      1999            1998
                                  ------------    ------------

Registered investment companies   $  3,029,688    $  5,210,734
Collective income funds              4,186,951         302,300
Common stock                       (14,525,928)      6,294,787
                                  ------------    ------------
Net appreciation (depreciation)
  in fair value                   $ (7,309,289)   $ 11,807,821
                                  ============    ============


















                                                                  Form 11-K
                                                                    Page 20
NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS
---------------------------------------------

                                                December 31,
                                        ----------------------------
                                            1999            1998
                                        ------------    ------------
Net Assets:

Investment in American Water Works
 Company, Inc. common stock             $ 25,798,617    $ 35,391,308
Employer's contribution receivable           263,809         258,972
Participants' contributions receivable       233,225         256,620
Cash and cash equivalents                          -          45,854
                                        ------------    ------------
Net assets available for benefits       $ 26,295,651    $ 35,952,754
                                        ============    ============

                                           Year Ended December 31,
                                        ----------------------------
                                              1999            1998
                                        ------------    ------------
Changes in Net Assets:

Dividend income                         $    963,103    $    780,223
Net appreciation (depreciation)
  in fair value of investments           (14,525,928)      6,294,787
Employer contributions                     2,787,442       2,706,087
Participants' contributions                2,656,178       2,552,470
Rollovers from other qualified plans          30,241          65,551
Loan repayments from participants            265,759         210,194
                                        ------------    ------------
Total additions                           (7,823,205)     12,609,312
                                        ------------    ------------



                                                                  Form 11-K
                                                                    Page 21


                                          Year Ended December 31,
                                       ----------------------------
                                          1999            1998
                                       ------------    ------------

Participants' benefits                    1,648,155       1,097,101
Loans to participants                       341,781         433,312
                                       ------------    ------------
Total deductions                          1,989,936       1,530,413

Interfund transfers                         156,038         354,018
                                       ------------    ------------
Net increase (decrease)                  (9,657,103)     11,432,917

Net assets at beginning of year          35,952,754      24,519,837
                                       ------------    ------------
Net asset at end of year               $ 26,295,651    $ 35,952,754
                                       ============    ============

















                                                                  Form 11-K
                                                                    Page 22
NOTE 5 - PARTICIPANT LOANS
-----------------------------

   Under the terms of the Plan, participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their contributions to the Plan including earnings thereon. Loans are generally for a period not to exceed five years, payable in equal monthly installments, secured by the balance in the participant's account, and bear interest at a rate of prime plus 1%. Interest rates on loans outstanding at December 31, 1999 range from 8.0% to 12.5%. If the participant uses the proceeds to acquire their primary personal residence, the loan may be for a period not to exceed thirty years. Effective January 1, 2000, the maximum loan term has been reduced to fifteen years for new loans, and prepayment of loans will be permitted. Principal and interest is paid ratably through payroll deductions. Participant loans withdrawn from the Plan totaled $890,632 and $1,145,400 in 1999 and 1998, respectively. Principal repayments of loans to the Plan totaled $704,554 and $614,453 in 1999 and 1998, respectively.

NOTE 6 - HARDSHIP WITHDRAWALS
-----------------------------

   Participants under age 591/2 may withdraw all or part of their pre-tax contributions (excluding earnings) only under certain hardship conditions. A hardship withdrawal can only be requested after withdrawal of all rollover contributions and any loans available under the Plan have been obtained. Hardship withdrawals cannot be returned to the Plan and contributions cannot be made to the Plan for 12 months after a hardship withdrawal has been made.

   Effective January 1, 2000, the Plan permits withdrawals on after-tax and rollover contributions at any time without restrictions.

NOTE 7 - ADMINISTRATIVE EXPENSES
--------------------------------

   Although it has no obligation to do so, the Company pays substantially all administrative expenses of the Plan.


                                                                  Form 11-K
NOTE 8 - PLAN TERMINATION                                           Page 23
-------------------------

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 9 - FEDERAL INCOME TAX STATUS
----------------------------------

   The Internal Revenue Service has determined and informed the Company by a letter dated April 15, 1995, that the Plan and related trusts are designed in accordance with applicable sections of the Internal Revenue Code ("IRC") and are, therefore, not subject to tax under present income tax law. The Plan has been amended since receipt of the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. In addition, management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE 10 - TRUSTEE CHANGE
------------------------

   In October 1999, Merrill Lynch assumed responsibilities as the Plan's new recordkeeper and trustee. At this time (except for the assets of the American Express collective income fund), substantially all of the assets held in trust by the former trustee, Investor's Bank & Trust Company, were transferred to investment options maintained by Merrill Lynch. Participant account balances were transferred to investment funds with similar investment objectives and risks. At December 31, 1999, no assets were held by Investor's Bank & Trust.

   The American Express collective income fund was transferred to Merrill Lynch directly by American Express over several months as follows:
$1,000,000 on November 2, 1999; $2,000,000 on December 1, 1999; and the
remaining fund balance of $2,316,961 on January 5, 2000. At December 31, 2000, a balance of $2,316,361 for the American Express collective income fund was reflected by Merrill Lynch within the asset total of the Stable Value Fund.
                                                                  Form 11-K
                                                                    Page 24
NOTE 11 - RELATED PARTY TRANSACTIONS
-----------------------------------

   As of December 31, 1999, Merrill Lynch is the recordkeeper and custodian of the Plan and investment manager for three of the Plan's seven investment options and, as such, is a party-in-interest of the Plan.

   The Plan is interpreted and administered by a Retirement Plan Committee comprised entirely of five members of management of American Water Works Company, Inc.




























                                                                  Form 11-K
                               Schedule I                           Page 25
                             SAVINGS PLAN FOR EMPLOYEES OF
                     AMERICAN WATER WORKS COMPANY, INC.
                      AND ITS DESIGNATED SUBSIDIARIES
            Schedule H, Item 4(i) Form 5500 - Schedule of Assets
                        Held for Investment Purposes
                             December 31, 1999
-----------------------------------------------------------------------------

                                                                    Current
Shares/Units            Issue                         Cost           Value
------------          --------                     ------------   -----------
   20,716    Cash and cash equivalents             $     20,716   $    20,716

             Registered investment companies:

  531,021      PIMCO Total Return Fund                5,279,610     5,257,104
   92,122      Franklin Small Cap Growth Fund CL A    2,652,226     4,065,318
    1,603      Van Kampen Emerging Growth Fund          137,614       140,039
      907      Merrill Lynch International
                  Index Fund*                            13,412        13,725

             Collective income funds:

  357,435      Merrill Lynch Equity Index Trust*     32,322,434    36,172,426
4,231,996      Merrill Lynch Retirement Preservation
                  Trust*                              4,231,996     4,231,996
2,316,361      American Express Trust Income Fund III 2,316,361     2,316,361

             Common Stock:

1,214,053      American Water Works Company, Inc.*   27,071,042    25,798,617

             Participants' loans receivable                  -      1,667,232
                                                   ------------  ------------
                                                   $ 74,045,411  $ 79,683,534
                                                   ============  ============
 *Represents "party-in-interest" for the purposes of Form 5500.

                                                                  Form 11-K
                                                                    Page 26
                               Schedule II
                       SAVINGS PLAN FOR EMPLOYEES OF
                     AMERICAN WATER WORKS COMPANY, INC.
                      AND ITS DESIGNATED SUBSIDIARIES

    Schedule H, Item 4(j) Form 5500 - Schedule of Reportable Transactions

                   For the Year Ended December 31, 1999

   (Individual or series of transactions in one issue aggregating 5% or more of the value of Plan assets as of January 1, 1999)*
---------------------------------------------------------------------------


Identity                                                                      Current Value
of Party                      Number of   Purchase      Sales      Cost of    on Transaction    Net
Involved     Description    Transactions    Price      Proceeds     Assets        Date        Gain/(Loss)
--------   ---------------  ------------  ----------  ----------  ----------  --------------  -----------


American   American Water        80       $7,066,277      --          --       $   7,066,277          --
 Water      Works Company,
  Works      Inc. Common         50           --      $1,571,313  $1,142,752              --  $   428,561
   Company,   Stock
    Inc.





     *Other investment fund transactions are participant-directed, and therefore do not need to be considered for purposes of preparing this supplemental schedule.




                                                                  Form 11-K
                                                                    Page 27


                             EXHIBIT INDEX


Exhibit
Number                                           Description
-------                              ----------------------------------

  23                                 Consent of Independent Accountants